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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                ----------------


                                 SCHEDULE 13E-3
                                 (RULE 13e-100)


                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 5)

                                Final Amendment

                                ----------------

                              U.S. CAN CORPORATION
                                (Name of Issuer)
                                ----------------

                              U.S. CAN CORPORATION
                      PAC PACKAGING ACQUISITION CORPORATION
                                 CITIGROUP INC.
                            SALOMON SMITH BARNEY INC.
                                  SALCORP LTD.
                               BARCEL CORPORATION
                          SCARSDALE COMPANY N.V., INC.
                        WINDSOR INTERNATIONAL CORPORATION
                            ATLAS WORLD CARRIERS S.A.
                      THE WORLD FINANCIAL CORPORATION S.A.
                                  PAUL W. JONES
                                  RICARDO POMA
                               FRANCISCO A. SOLER
                       BERKSHIRE FUND V INVESTMENT CORP.
                           BERKSHIRE INVESTORS I LLC
                           BERKSHIRE INVESTORS II LLC
                       (Name of Persons Filing Statement)
                                ----------------

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)
                                ----------------

                                   90328W-10-5
                      (CUSIP Number of Class of Securities)
                                ----------------

                                  Paul W. Jones
                      Pac Packaging Acquisition Corporation
                               900 Commerce Drive
                               Oak Brook, IL 60523
                                 (630) 571-2500
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          (Name, Address, and Telephone Numbers of Person Authorized to
           Receive Notices and Communications on Behalf of the Persons
                                Filing Statement)
                                 ---------------

                                 With copies to:

                               Frederick B. Thomas
                                James T. Lidbury
                              Mayer, Brown & Platt
                            190 South LaSalle Street
                                Chicago, IL 60603
                                 (312) 782-0600

                                 David C. Chapin
                                 Ropes and Gray
                             One International Place
                                Boston, MA 02110
                                 (617) 951-7000

                             Charles W. Mulaney, Jr.
                                  Brian W. Duwe
                 Skadden, Arps, Slate, Meagher & Flom (Illinois)
                              333 West Wacker Drive
                                   Suite 2100
                                Chicago, IL 60606
                                 (312) 407-0700

This statement is filed in connection with (check the appropriate box):
a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c.   [ ] A tender offer.
d.   [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]


Check the following box if the filing is a final amendment reporting the results of the transaction: [X]


Calculation of Filing Fee
Transaction Valuation*                   Amount of Filing Fee
$276,332,150                             $55,267

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* For purposes of calculating the filing fee only. The transaction valuation was determined by adding (a) the product of (i) the 13,454,269 shares of common stock, par value $0.01 per share, of U.S. Can Corporation ("Common Stock") that are proposed to be retired in the merger and (ii) the merger consideration of $20 per share of Common Stock, plus (b) $7,246,770 expected to be paid upon cancellation of outstanding options (the "Total Consideration").

The payment of the filing fee, calculated in accordance with Regulation 240.0-11 under the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the Total Consideration.

[X]Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $55,267
Filing Party: U.S. Can Corporation

Form or Registration No.: Schedule 14A
Date Filed: June 30, 2000

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                                  INTRODUCTION

     This Amendment No. 5 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by (1) U.S. Can Corporation, a Delaware corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction ("U.S. Can"), (2) Pac Packaging Acquisition Corporation, a Delaware corporation ("Pac"), (3) Citigroup Inc., a Delaware corporation, (4) Salomon Smith Barney Inc., a Delaware corporation, (5) Salcorp Ltd., a British Virgin Islands corporation, (6) Barcel Corporation, a British Virgin Islands corporation, (7) Scarsdale Company N.V., Inc., a Bahamas corporation, (8) Windsor International Corporation, a British Virgin Islands corporation, (9) Atlas World Carriers S.A., a Panama corporation, (10) the World Financial Corporation S.A., a Panama corporation, (11) Paul W. Jones, (12) Ricardo Poma,
(13) Francisco A. Soler, (14) Berkshire Fund V Investment Corp., a Massachusetts corporation, (15) Berkshire Investors I LLC, a Massachusetts limited liability company, and (16) Berkshire Investors II LLC, a Massachusetts limited liability company. The purpose of this Amendment No. 5 is to file a final amendment to this Schedule 13E-3 to report the results of the Rule 13E-3 transaction pursuant to Rule 13e-3(d)(3).



     On October 4, 2000, U.S. Can and Pac, a corporation organized by Paul W. Jones, Chairman and Chief Executive Officer of the Company, John L. Workman, Chief Financial Officer of the Company, and Berkshire Partners LLC, the Boston-based private equity firm, completed a recapitalization of U.S. Can in which Pac was merged with and into U.S. Can (the "Merger") pursuant to an Agreement and Plan of Merger dated as of June 1, 2000, as amended by the First Amendment to Agreement and Plan of Merger dated as of June 28, 2000, and the Second Amendment to Agreement and Plan of Merger dated as of August 22, 2000 (the "Merger Agreement"). U.S. Can is the surviving corporation in the Merger.

     Pursuant to the terms of the Merger Agreement, each share of common stock, par value $0.01 per share, of U.S. Can ("Common Stock") outstanding at the effective time of the Merger was converted into the right to receive $20.00 in cash, except for certain shares of Common Stock held by senior management of U.S. Can, Salomon Smith Barney Inc., affiliates of U.S. Can directors Ricardo Poma and Francisco A. Soler, and other designated stockholders (the "Rollover Stockholders") which were converted into the right to receive capital stock of the surviving corporation and except for shares of Common Stock held in treasury and held by dissenting stockholders who perfect their appraisal rights under Delaware law. In connection with the Merger and related recapitalization, Squam Lake Investors IV L.P. ("Squam Lake") and affiliates of Berkshire Partners LLC purchased shares of Common Stock and shares of preferred stock, par value $.01 per share, of U.S. Can. In addition, certain members of U.S. Can's senior management purchased additional shares of Common Stock. As a result of the recapitalization, U.S. Can's capital stock was delisted from the New York Stock Exchange and became privately-owned by affiliates of Berkshire Partners LLC, the Rollover Stockholders, other members of senior management, and Squam Lake.

Item 16. Exhibits.

Item 1016

(a)(1) Definitive Proxy Statement filed with the Securities and Exchange Commission on September 6, 2000.

(a)(2) Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement.

(a)(3) Press Release dated June 1, 2000.*

(a)(4) Press Release dated September 21, 2000.******



(a)(5) Press Release dated October 4, 2000.
(b)    None.


(c)(1) Opinion of Lazard Freres & Co. LLC attached as Annex B to the Proxy Statement.

(c)(2) Financial analysis presentation materials, dated June 1, 2000, prepared by Lazard Freres & Co. LLC ***


(c)(3)   Presentation materials dated May 26, 2000 of Salomon Smith Barney
Inc.***

(c)(4) Commitment Letter to Pac Packaging Acquisition Corporation dated May 23, 2000 from Berkshire Partners LLC regarding the provision of up to $170 million in equity financing.***

(c)(5) Commitment Letter to Pac Packaging Acquisition Corporation and Berkshire Partners LLC dated July 27, 2000 from Bank of America, N.A., Banc of America Securities LLC, Citicorp North America, Inc. and Salomon Smith Barney Inc. regarding the provision of up to $400 million in senior secured financing.*****

(c)(6) Commitment Letter to Pac Packaging Acquisition Corporation and Berkshire Partners LLC dated July 27, 2000 from Bank of America Bridge LLC, Citicorp North America, Inc. and Salomon Smith Barney Inc. regarding the provision of up to $150 million in interim financing.*****

(c)(7) Engagement Letter to Pac Packaging Acquisition Corporation and Berkshire Partners LLC dated July 27, 2000 from Salomon Smith Barney Inc. and Banc of America Securities LLC regarding the placement of up to $150 million of senior subordinated notes.*****

(d)(1) Agreement and Plan of Merger, dated as of June 1, 2000, between U.S. Can Corporation and Pac Packaging Acquisition Corporation.*

(d)(2) First Amendment to Agreement and Plan of Merger dated as of June 28, 2000, by and between U.S. Can Corporation and Pac Packaging Acquisition Corporation.**

(d)(3) Second Amendment to Agreement and Plan of Merger dated as of August 22, 2000, by and between U.S. Can Corporation and Pac Packaging Acquisition Corporation.****

(f) Section 262 of the Delaware General Corporation Law, attached as Annex C to the Proxy Statement.

(g)      None.
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* Incorporated by reference to the Current Report on Form 8-K filed by U.S. Can on June 15, 2000.

**Incorporated by reference to the Current Report on Form 8-K filed by U.S. Can on June 30, 2000

***Incorporated by reference to the original Schedule 13E-3 filed on June 30, 2000.


****Incorporated by reference to the Current Report on Form 8-K filed by U.S. Can on August 31, 2000.

*****Incorporated by reference to Amendment No. 1 to Schedule 13E-3 filed on August 10, 2000.

******Incorporated by reference to Amendment No. 4 to Schedule 13E-3 filed on September 21, 2000.
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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2000


U.S. CAN CORPORATION


By: /s/ Paul W. Jones
    ------------------------
Name:   Paul W. Jones
Title:  Chairman and Chief Executive Officer

PAC PACKAGING ACQUISITION CORPORATION


By: /s/ Richard K. Lubin
    ------------------------
Name:   Richard K. Lubin
Title:  Senior Vice President

CITIGROUP INC.


By: /s/ Joseph B. Wollard
    ------------------------
Name:   Joseph B. Wollard
Title:  Assistant Secretary

SALOMON SMITH BARNEY INC.


By: /s/ Howard Darmstadter
    ------------------------
Name:   Howard Darmstadter
Title:  Assistant Secretary

SALCORP LTD.


By: /s/ Ricardo Poma
    ------------------
Name: Ricardo Poma
Title: President

BARCEL CORPORATION


By: /s/ Lloydtru Limited
    -----------------------
Name: Lloydtru Limited
Title: Director

SCARSDALE COMPANY N.V., INC.


By: /s/ Francisco A. Soler
   -----------------------
Name:  Francisco A. Soler
Title: President

WINDSOR INTERNATIONAL CORPORATION


By: /s/ Francisco A. Soler
   -----------------------
Name:  Francisco A. Soler
Title: President

ATLAS WORLD CARRIERS S.A.


By: /s/ Francisco A. Soler
   -----------------------
Name:  Francisco A. Soler
Title: President

THE WORLD FINANCIAL CORPORATION S.A.


By: /s/ Francisco A. Soler
   -----------------------
Name:  Francisco A. Soler
Title: President



/s/ Paul W. Jones
-------------------------
PAUL W. JONES


/s/ Ricardo Poma
-------------------------
RICARDO POMA


/s/ Francisco A. Soler
-------------------------
FRANCISCO A. SOLER


BERKSHIRE FUND V INVESTMENT CORP.


By: /s/ Richard K. Lubin
   -----------------------
Name:  Richard K. Lubin
Title: President

BERKSHIRE INVESTORS I LLC


By: /s/ Richard K. Lubin
   -----------------------
Name:  Richard K. Lubin
Title: Managing Member

BERKSHIRE INVESTORS II LLC


By: /s/ Richard K. Lubin
   -----------------------
Name:  Richard K. Lubin
Title: Managing Member

                                  EXHIBIT INDEX

 Exhibit
   No.                                       Description
 -------                                     -----------
(a)(1)            Definitive Proxy Statement filed with the Securities and
                  Exchange Commission on September 6, 2000.

(a)(2)            Form of Proxy Card, filed with the Securities and Exchange
                  Commission along with the Proxy Statement.

(a)(3)            Press Release dated June 1, 2000.*

(a)(4)            Press Release dated September 21, 2000.******


(a)(5)            Press Release dated October 4, 2000.

(b)               None.

(c)(1)            Opinion of Lazard Freres & Co. LLC  attached as Annex B to the
                  Proxy Statement.

(c)(2) Financial analysis presentation materials, dated June 1, 2000, prepared by Lazard Freres & Co. LLC ***

(c)(3)            Presentation materials dated May 26, 2000 of Salomon Smith
                  Barney Inc. ***

(c)(4) Commitment Letter to Pac Packaging Acquisition Corporation dated May 23, 2000 from Berkshire Partners LLC regarding the provision of up to $170 million in equity financing. ***

(c)(5) Commitment Letter to Pac Packaging Acquisition Corporation and Berkshire Partners LLC dated July 27, 2000 from Bank of
                  America, N.A., Banc of America Securities LLC, Citicorp North
                  America, Inc. and Salomon Smith Barney Inc. regarding the provision of up to $400 million in senior secured financing.*****

(c)(6)            Commitment Letter to Pac Packaging Acquisition Corporation and
                  Berkshire Partners LLC dated July 27, 2000 from Bank of
                  America Bridge LLC, Citicorp North America, Inc. and Salomon
                  Smith Barney Inc. regarding the provision of up to $150 million in interim financing.*****

(c)(7)            Engagement Letter to Pac Packaging Acquisition Corporation and
                  Berkshire Partners LLC dated July 27, 2000 from Salomon Smith
                  Barney Inc. and Banc of America Securities LLC regarding the placement of up to $150 million of senior subordinated notes.*****

(d)(1) Agreement and Plan of Merger dated as of June 1, 2000, between U.S. Can Corporation and Pac Packaging Acquisition
                  Corporation.*

(d)(2) First Amendment to Agreement and Plan of Merger dated as of June 28, 2000, by and between U.S. Can Corporation and Pac
                  Packaging Acquisition Corporation.**

(d)(3) Second Amendment to Agreement and Plan of Merger dated as of August 22, 2000, by and between U.S. Can Corporation and Pac
                  Packaging Acquisition Corporation.****

(f) Section 262 of the Delaware General Corporation Law, attached as Annex C to the Proxy Statement.

(g)               None.


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* Incorporated by reference to the Current Report on Form 8-K filed by U.S. Can on June 15, 2000.

** Incorporated by reference to the Current Report on Form 8-K filed by U.S. Can on June 30, 2000.

*** Incorporated by reference to the original Schedule 13E-3 filed on June 30, 2000.

****Incorporated by reference to the Current Report on Form 8-K filed by U.S. Can on August 31, 2000.

*****Incorporated by reference to Amendment No. 1 to Schedule 13E-3 filed on August 10, 2000.


******Incorporated by reference to Amendment No. 4 to Schedule 13E-3 filed on September 21, 2000.



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